UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-67147

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OTR Global Trading LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase   NY   10577
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Del Johnson   (914) 908-3960
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

OTR Global Trading LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Del Johnson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to OTR Global Trading LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CFO_____
Title

Subscribed and sworn
to before me February 21, 2018



DENA M. GIRARD
NOTARY PUBLIC, State of New York
No. 01GI5020634
Qualified in Westchester County
Commission Expires Nov. 22, 20 21

OTR Global Trading LLC

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2017

OTR Global Trading LLC
Index
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
OTR Global Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 21, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

OTR Global Trading LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	515,504
Prepaid expenses and other assets		15,651
	$	531,155

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	12,692
Accrued expenses and other liabilities		67,200
Total liabilities		79,892
Member's equity		451,263
	$	531,155

See accompanying notes to financial statement.

2

1.   **Organization and Business**

OTR Global Trading LLC (the "Company") is a Delaware Limited Liability Company. It is a wholly owned by OTR Global Holdings, II Inc. (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide agency, principal and riskless principal executions to institutional customers as well as to provide an independent equity research product prepared by an affiliated entity to institutional customers in exchange for portfolio commissions. Effective February 28, 2017 the Company closed its trading desk and no longer provides research to its customers. The current primary business is to operate in an agency capacity on a fully-disclosed basis, engage in investment banking such as underwriting or selling group participant on a best efforts basis and private placements of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Commission Revenue and Expense Recognition from Securities Transactions
The Company traded on behalf of customers in an agency capacity. Commissions from the customers and related expenses are recorded on the trade-date basis. All trades were cleared via the Company's clearing firm and trade activities were reconciled on the daily basis.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has evaluated the impact of the adoption of Topic 606 will have on the Company's financial statements and Management does not believe this will have a material impact on the financial statements.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Fixed Assets

The Company's fixed assets consisted of phone equipment which has been written off with the close of the trading desk and are no longer in use. The value at write off was approximately $85,000 and was recorded in other expenses. Prior to the write off of the phone system approximately $11,000 of depreciation was recorded.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, Accounting for Income Taxes, prescribes accounting for and disclosure of uncertainty in tax positions. This statement defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company's net deferred income tax asset at December 31, 2017 arose from the net operating loss carry forward and differences in the book and tax methods of recording depreciation on fixed assets. Net long-term deferred income tax asset amounted to approximately $0 at December 31, 2017. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will not realize the benefits of these deductible differences at December 31, 2017, therefore a full valuation allowance has been recorded against the deferred tax asset which decreased by approximately $15,000 in 2017.

Net operating loss carry forward attributable to federal income tax is approximately $3,752,000 at December 31, 2017. These amounts begin to expire in 2031.

3. **Regulatory Requirements**

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not

be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $436,000 which was approximately $386,000 in excess of its minimum requirement of $50,000.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions were cleared through another broker-dealer on a fully disclosed basis through June 30, 2017. For the second half of 2017 the Company was exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i). As the Company does not handle customer cash or securities, it does not have any Possession or Control requirements with respect to SEC Rule 15c3-3.

4.   **Related Party Transactions**

On January 1, 2009, the Company entered into a licensing agreement with an affiliated company, OTR Global LLC. OTR Global LLC is a registered investment adviser which owns the copyrights to independent investment research and the Company provides the investment research to its clients. The research fee expense for the year ended December 31, 2017 was approximately $1,300,000. This agreement was cancelled March 1, 2017 with the close of their agency trading desk effective February 28, 2017. As a result, the Company will no longer provide the independent equity research product prepared by an affiliated entity, and all intercompany receivable and payable balances were written off.

On April 1, 2017, the Company entered into a management and expense sharing agreement with an affiliated company, OTR Global LLC. OTR Global LLC will assume and be legally obligated to pay operating expenses of the Company for certain administrative expenses and the Company has no legal obligation to reimburse OTR Global LLC.

The Company participates with an affiliated company, OTA Management LLC in healthcare benefit plans and at December 31, 2017 had and $0 amount due to OTA Management LLC for contributions made for the Company's employees.

5.   **Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from this counterparty.